GREENROCK VENTURES, INC.
                                C/O WILLIAM TAY
                                P.O. BOX 42198
                            PHILADELPHIA, PA 19101
                TEL/FAX: (917) 591-2648 * E-MAIL: WTAY@56K.NET


                                 July 15, 2009

VIA EDGAR TRANSMISSION

Attention: Hagen J. Ganem, Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:    Greenrock Ventures, Inc. (the "Company")
       Form 10 Filed June 5, 2009
       File No. 0-53689

Dear Mr. Ganem:

The Company has filed its first amendment to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your July 1, 2009 Comment Letter, followed by our response to such comment.

General

   1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Response:  Noted.

   2. We note William Tay's involvement with other blank check companies; for example, Voorhees Acquisition Corp. A new section should be added describing any previous blank check companies in which your management may have been involved. Include the following:

          * Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

Response:   As requested, we have disclosed this information in  the  Amendment filing, starting from pages 15 to 18.

          * Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers and acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

Response: We have disclosed, under a new subheading entitled "Previous Blank Check Offerings" (page 14 of paragraph 5), that our management has not been involved in any blank check offerings to date.

          *  Disclose  whether any transaction resulted in termination  of
             Mr. Tay's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

Response: We have added a new section entitled "Prior and Current Blank Check Company Experience," in page 15 table, to disclose this information.

Registration Statement Cover Page

   3.  Please add the I.R.S. employer identification number.

Response: We have not applied for an I.R.S. employer identification number to date. We will file for one only after we complete a business combination or when we raise capital to fund our operation.

Item 1. Description of Business

Reports to Security Holders

   4. Please note that the address of the SEC is 100 F. St. NE, Washington, DC 20549. Please revise accordingly.

Response: As advised, we have corrected the address for the SEC public reference facility in this section (page 7 of paragraph 1).

Form of Acquisition

   5. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

Response:   We  have expanded this section  (in  page  5,  last  paragraph)  to disclose how we intend to search for a business opportunity, or target company, and how we will fund such efforts.

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

   6. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

Response:   As  requested,  we have disclosed this information  in  page  6  of paragraph 7.

Item 1A. Risk Factors

There may be conflicts of interest between our management and our non-management stockholders

   7. We note your statement that "our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders." Please explain in greater detail how management's fiduciary duty would be compromised.

Response:   We  have  expanded this risk factor (in page 7 of paragraph  2)  to explain in greater detail how our management's fiduciary duty would be compromised due to our management's personal pecuniary interest.

   8. In addition, we note your disclosure that "[i]f we and the other blank check companies that our sole officer and director is affiliated with desire to take advantage of the same opportunity, then the officer and director that is affiliated with both companies would abstain from voting upon the opportunity." Please clarify this statement since it appears that the one sole officer/director for these blank check companies would be the same person.

Response:   As  requested,  we  have  clarified  this  statement  in  page 7 of paragraph 2.

Item 5. Directors and Executive Officers

       9. Please identify the name and principal business of any corporation or other organization where Mr. Tay has been employed during the past five years. Also indicate any other directorships held by, or directorships nominations of, Mr. Tay in any company with a class of securities registered under the Exchange Act or Investment Company Act, and name of each such company. See Item 401(e) of Regulation S-K.

Response: At your request, we have revised this section (in page 14 of paragraph 3) to identify the name and principal business of any corporation or organization where Mr. Tay has been employed for the past five years. In addition, we have also disclosed all SEC registered and reporting companies in which Mr. Tay has held directorships in during the past 5 years and his current involvement in other public shell companies.

Item 11. Description of Registrant's Securities to be Registered.

Trading of Securities in Secondary Market

       10. We note your statement that "[w]e intend that any merger we undertake would not be deemed a "back door" registration since we would remain the reporting company and the Company that we merge with would not become a

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

successor issuer to our reporting obligations by virtue of Commission Rule 12g-3(a)." Please clarify this statement and also explain what you mean by "back door" registration.

Response: As advised, we have revised this section (in page 24 of paragraph 1) to clarify and explain what we meant by "back door" registration.

Closing Comments

Response:   In  response  to  your  Closing Comments,  we  acknowledge  to  the
Commission that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.

                                 Respectfully yours,

                                 Greenrock Ventures, Inc.


                                 /s/ William Tay
                                 --------------------------------------------
                                 By: William Tay
                                 Title: President and Director








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